UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-39481

PainReform Ltd.
 (Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257a968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-259318, 333-254982 and 333-276485).

On August 15, 2024, PainReform Ltd. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2024. The Company is also publishing its unaudited condensed financial statements, as well as its operating and financial review as of June 30, 2024 and for the six months then ended. Attached hereto are the following exhibits.

99.1	Unaudited Condensed Financial Statements as of June 30, 2024

99.2	Operating and Financial Review as of June 30, 2024 and for the six months then ended

99.3	Press Release dated August 15, 2024

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Condensed Financial Statements as of June 30, 2024
99.2	Operating and Financial Review as of June 30, 2024 and for the six months then ended
99.3	Press Release dated August 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2024	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller
Interim Chief Executive Officer